Filed by: First Horizon National Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: IBERIABANK Corporation (Commission File No.: 001-37532)

The following is a transcript of

First Horizon National Corporation’s

First quarter 2020 earnings conference call

held on April 21, 2020

First Horizon National Corporation

NYSE:FHN

1Q20 Earnings Call Transcript

Tuesday, April 21, 2020

9:00 a.m. CDT

COMPANY PARTICIPANTS

Aarti Goorha Bowman

Director of Investor Relations

D. Bryan Jordan

Chairman, President & CEO

Susan L. Springfield

EVP & Chief Credit Officer

William C. Losch III
EVP & CFO

ANALYST PARTICIPANTS

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc.

Research Division

Ebrahim Huseini Poonawala

BofA Merrill Lynch

Research Division

Garrett Anthony Holland

Robert W. Baird & Co. Incorporated

Research Division

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc.
Research Division

Michael Edward Rose

Raymond James & Associates, Inc.

Research Division

Steven A. Alexopoulos

JP Morgan Chase & Co.

Research Division

Tyler Stafford

Stephens Inc.

Research Division

Operator

Good morning, and welcome to First Horizon National Corporation First Quarter 2020 Earnings Conference Call. [Operator Instructions] Please note this event is being recorded. I’d now like to turn the conference over to Ms. Aarti Bowman, Investor Relations. Please go ahead.

Aarti Goorha Bowman

Director of Investor Relations

Thank you, Nick. Please note that the earnings release, financial supplement and slide presentation we’ll use in this call are posted in the Investor Relations section of our website at www.firsthorizon.com. In this call, we will mention forward-looking and non-GAAP information. Actual results may differ from the forward-looking information for a number of reasons outlined in our earnings materials and our most recent annual and quarterly reports. Our forward-looking statements reflect our views today, and we are not obligated to update them.

The non-GAAP information is identified as such in our earnings materials and in the slide presentation for this call, and is reconciled to GAAP information in those materials. Also, please remember that this webcast on our website is the only authorized record of this call.

This morning’s speakers include our CEO, Bryan Jordan; our CFO, BJ Losch; and our Chief Credit Officer, Susan Springfield. I’ll now turn it over to Bryan.

D. Bryan Jordan

Chairman, President & CEO

Thank you, Aarti. Good morning, everyone, and thank you for joining our call. I hope that everyone is staying healthy and safe in this environment. The COVID-19 health crisis is certainly unprecedented and causing significant economic uncertainty across the world, not to mention here in the United States. While early in the game, I’m encouraged by the efforts of the Federal Reserve to provide liquidity and orderly markets and the stimulus passed by the Congress and signed by President Trump.

Before we go into the quarterly trends, I’ll talk about how we’re responding to the COVID-19 crisis. We are focused on supporting the well-being of our employees, our customers and our communities. For our employees, we provided resources and flexibility to work remotely and offered extra sick time and financial assistance for child care.

We understand how critical the role of banks is now, and our employees are working incredibly hard to support customers and our communities. Our bankers are proactively reaching out to customers to discuss challenges and solutions. We’re participating in the PPP program. So far, we’ve approved approximately 5,500 applications and processed $1.6 billion of loans. We are also working with our customers to provide payment deferrals, liquidity lines and fee waivers.

On Slide 5, our business diversification, combined with our strong capital and liquidity, gives us a position of strength from which to successfully manage through the current economic challenges. First quarter results demonstrated our solid foundation. PPNR was up 19% year-over-year and reasonably steady linked quarter, driven by profitable balance sheet growth, strong countercyclical business performance and excellent expense management. Earnings, however, were impacted by $145 million loan loss provision building reserves to incorporate the steep decline in the economic outlook in March. We also adopted CECL accounting rule on January 1. Net charge-offs remained modest or $7 million in the quarter.

We will continue to closely monitor and evaluate COVID-19’s potential impact on the economy, our customer base and our loan portfolio. Our current loan loss allowance represents 74% of 2019 stress test losses over a 9-quarter period. As the full impact of the economic shutdown becomes clear, we will make appropriate adjustments if necessary.

Balance sheet trends were strong, with period-end loan and deposit growth of $2.3 billion and $2 billion, respectively, linked quarter. Loan growth was driven by increases in loans to mortgage companies and higher line draw ups. Low rates drove an uptick in volume in loans to mortgage companies and draws increase from customers preparing for economic uncertainty. Period-end deposits reflected significant customer inflow. So far, in April, we’ve seen deposit growth continue, while line draws have moderated. We have also seen some decline in loans to mortgage companies, which increased sharply in the last week of March.

Our capital and overall liquidity position remains strong with excess funding capacity that will allow us to continue to utilize our balance sheet to support our customers’ needs. Our period-end capital ratios were impacted by an increase in risk-weighted assets, primarily due to loan growth, combined with an incremental provision build.

I’ll give a quick update on our merger and branch acquisition before turning the call over to BJ to provide more financial details. Our merger of equals with IBERIABANK is on track. We’ve made good progress in integration planning and processes, and we’ve completed initial regulatory and shareholder filings. Our shareholder votes are set for April 24, and the 2 major proxy advisory firms have recommended votes for the merger. We anticipate closing the merger by the end of the second quarter 2020 after final regulatory approval.

Regarding the branch acquisition, we’ve agreed with Truist to postpone finalizing the transaction until the third quarter due to the ongoing pandemic situation. The postponement will alleviate customer disruption in this uncertain time and allow us to comply with social distancing guidelines. We believe both of these transactions will enhance our long-term value with improved funding, additional earnings accretion and capital generation.

I’ll now turn the call over to BJ to go through the financial highlights. BJ?

William C. Losch
EVP & CFO

Great. Good morning, and thanks, everybody, and I will start with financial results on Slide 8. Year-over-year highlights included strong PPNR, NII growth, strong balance sheet growth and pricing discipline despite Fed tightening, higher fixed income revenue and excellent expense management. The NII was up year-over-year due to strong commercial loan growth, coupled with solid deposit pricing discipline with the linked quarter decline driven by lower accretion and fewer days in the quarter.

Fee income was up from continued strong performance from our fixed income business. Average daily revenues were $1.3 million in the first quarter, an increase of 73% year-over-year and up $200,000 per day or 19% linked quarter.

Fixed income’s extensive distribution platform remains well-positioned to capitalize on its favorable market conditions in today’s environment.

The implementation of the new CECL loan loss methodology this quarter, which, as you know, is supposed to be an estimate of lifetime losses in the credit portfolio, contributed to a much higher provision from $8 million in the fourth quarter to $145 million in the first. Net charge-offs were, again, very low at only $7 million in the quarter, with the additional provision increase driven by future economic factors in the models related to the COVID-19 pandemic. I’ll get into more details on the reserve increase in a few minutes.

Balance sheet trends were again strong on both the loan and deposits side, particularly in the last 5 weeks of the quarter. As you can see on Slide 9, we saw significant increases in our period-end loans, with the vast majority of the growth occurring in the last week of the quarter. Linked quarter total period-end loans were up $2.3 billion, about $1.3 billion of the growth was related to loans to mortgage companies, about $750 million of the loan growth associated with line draws and about $300 million was related to organic loan growth across the other commercial and consumer portfolios.

So far in April, line draws have abated, loans to mortgage companies balances are down from period end levels and [are] expected to come down about $1.50 billion to $2 billion from period-end levels as purchase and refi volumes declined due to COVID-19 impacts.

In this uncertain environment, our job is threefold in terms of lending: number one, utilize the government programs, particularly PPP, to get funds into the hands of those who need it; two, to keep credit flowing to strong creditworthy borrowers; and three, protect our balance sheet and capital levels. And in this context, where we are seeing the majority of our lending are in areas that tick these boxes. Over the next quarter, we expect the majority of new loan growth to be driven by PPP loans, which carry 0% risk weighting. We expect loans to mortgage companies, given the industry dynamics related to COVID-19 impacts, to come down meaningfully in the range of $1.5 billion to $2 billion from 3/31 levels. And we expect line draws to occur, but at lesser rates, while new fundings decline and offset those incremental line draws.

Turning to deposit trends on Slide 10, you see we saw strong deposit inflows towards the end of the quarter with balances up $2 billion linked quarter on a period end basis. The growth was driven by a $1.8 billion increase in market index deposits. In March, we saw a significant inflow of these balances as customers exited the equity markets and put their cash into FDIC-insured accounts. Additionally, we’ve executed on an additional $1.4 billion of insured network deposit contracts at attractive rates currently between 5 and 30 basis points.

We’ve seen similar trends in April quarter-to-date deposits, which are up by about $2 billion or 5% over 3/31 levels. The drivers of deposit growth in April are related to organic customer activity, consumers receiving stimulus checks, seasonal public funds and increases in noninterest-bearing commercial deposits as customers hold more cash, in addition to continued inflows of market index deposits.

Moving on to capital on Slide 12. As I noted earlier, we had strong PPNR in the quarter that led to capital generation that supported the dividends and the increase to the provision. As you can see on this slide, the decline in CET1 ratio was due to the increase in risk-weighted assets at the end of the month. About 54 basis points was related to commercial loan growth from the period-end uptick in loans to mortgage companies, in addition to the increased line draws. About 16 basis points of the impact was related to higher market risk assets in our fixed income business. The increase was largely driven by a March large spike in value at risk due to the extreme volatility. Therefore, as you all know, capital ratios are calculated on period-end assets, not average assets. So even though average assets were roughly $2.8 billion lower than period end, the capital ratio calculation is sensitive to the spot balance at the end of the quarter.

To put the impact of the period-end run-up in assets in perspective, the rule of thumb for us is -- about a $450 million increase in RWA is equal to about a 10-basis-point capital ratio impact. Therefore, that increase in $2.8 billion in period-end assets over the last 5 weeks of the quarter, versus the average assets in the quarter, is about a 65 basis point impact to the CET1 ratio. Said a different way, if CET1 was calculated on average risk-weighted assets versus period end, our CET1 ratio would have been about 9.2%.

As I said earlier, when talking about loan growth, we expect risk-weighted assets to go down in the second quarter as loans to mortgage company balances decline and new loan growth is driven primarily by 0% risk-weighted PPP loans. With the expected reduction in RWA, combined with continued strong PPNR, we would expect our stand-alone CET1 ratio to move back more towards the 9% range in the second quarter.

Slide 13 shows the drivers of change under CECL adoption. As you know, CECL replaces the incurred loss methodology with a life of loan estimate concept. While net charge-offs were only $7 million in the quarter, the initial day 1 impact and the so-called economic factors related to the future economic outlook drove the aggregate increase in our reserves. To put numbers to it, as you can see in the walk forward, the ending reserve as of 12/31/19 was $200 million. We then booked a day 1 impact as of 1/1/20 of $106 million. And subsequently, by quarter end, even though we had very little change in portfolio characteristics from things such as charge-offs, grading changes, or loan growth in the quarter only $12 million, the economic factors, the associated changes in the future economic outlook led to an additional $126 million of reserves, resulting in an ending loan loss reserve balance at $444 million as of March 31. We believe this represents a healthy reserve, particularly when compared to both peers and our own severely adverse stress test, which you can see on Slide 14.

Turning to Slide 14, there are several key points that I’d like to highlight here. First, as noted in the top bullet, our total loan portfolio is predominantly commercially oriented at 75% of total loans, with a meaningful portion of them, about 42%, considered investment-grade equivalent. And within that, 20% of those commercial loans at quarter end were loans to mortgage companies, which, as we’ve discussed many times, carry minimal credit risk. 90% of loan to mortgage company balances are collateralized with government guaranteed loans. While these loans are commercial loans, and therefore, carry 100% risk weighting, if held individually on our balance sheet, they would be 50% risk weighted. It is a very high-quality portfolio.

Second, the consumer loans that we have are of high-quality as well as evidenced by the high average refreshed FICO scores and the lack of a meaningful higher loss content credit card exposure. Third, about 12% of our total loan portfolio still has $65 million of unamortized loan mark, in addition to $42 million of reserves, which provides additional loss absorption capacity.

And finally, as you can see on the right-hand side of this slide, our reserve coverage to total loans and to Q1 annualized net charge-offs are very healthy relative to peers. And we have prudently built reserves that equate to 74% of our severely adverse modeled losses, well above the peer averages. And if you add in the additional $65 million of unamortized loan mark, we are at approximately 85% of our severely adverse modeled losses, a very healthy number.

Turning to Slide 15, since this is both the first quarter using the new CECL methodology and the factors related to the future economic outlook are such large drivers of both the size of the aggregate loan loss reserve and the first quarter provision, we thought it might be helpful to give you some details on our economic assumptions.

As do other regional banks, we utilize various Moody’s scenarios and weight them to arrive at our quantitative model outputs. We then use more severe scenarios on specific portfolios as warranted to come up with additional qualitative overlays to the model results. So as you can see on this Slide 15, in the upper left, our most heavily weighted baseline scenario had the following characteristics: it considers the COVID-19 pandemic impacts, including the CARES Act; the Fed stimulus, including the open-ended quantitative easing as well as the various announced liquidity and credit facility programs; it assumes a fourth stimulus in 4Q ‘20, the recession starting already in the first half of this year with only a partial bounce back in the third quarter, then slow growth with acceleration of GDP growth not occurring until later in 2021 and no return to full employment until 2023.

For certain select portfolios [that] we felt might have more stress, such as the aspects of the restaurant, franchise finance or hospitality portfolios, we used more severe Moody’s scenarios with characteristics such as in the upper right. At the bottom, we also laid out for you the epidemiological assumptions that corresponded with our various weighted scenarios.

Then on Slide 16, we thought it might be helpful to graph out some of the key economic assumptions driving the loss estimates and compare them to our stress test assumptions. On each of these graphs, you have 5 lines. The lighter dotted lines are the individual upside baseline and downside scenarios utilized. The heavy blue line is the weighted average of the scenarios we utilize across our portfolios. And the heavy gray line is the 2019 stress test assumptions. Few observations that I’d make here:

First, on rates assumptions, such as for the 3-month treasury yields and Fed funds, they’re very similar. On both GDP and unemployment, the current weighted scenario shows a deeper GDP drop and steeper spike in unemployment initially, but over the following 18 months, the severely adverse assumptions are worse for longer. And for key price indexes, such as CRE or home prices or the Dow index for equity markets, the stress test assumptions are worse, both near and longer term. While the outlook, obviously, remains uncertain, a key difference between the stress test assumptions in the current environment to be determined is the ultimate effectiveness of the massive federal reserve liquidity programs and the unprecedented financial stimulus programs via the CARES Act. Regardless, with our reserves as of 3/31 at 74% of our severely adverse modeled stress test losses, we believe we have been proactive in building healthy loan loss reserves for an uncertain environment.

Wrapping up this section on Slide 17, I wanted to remind you of our stress test results to show the resiliency of our business. First, our PPNR earnings power remains strong due to our accounting -- countercyclical business and fixed income, and we are seeing that counter-cyclicality play out currently. And second, the lower loss content mix of our credit portfolio, with a meaningful portion of C&I and very low-risk loans to mortgage companies and underweight CRE portfolio and a de minimis credit card portfolio, should serve us well in a stressed environment.

With that, I’ll turn it over to Susan to give you a little bit more color on our credit portfolio.

Susan L. Springfield

EVP & Chief Credit Officer

Thanks, BJ. Good morning, everyone. I’ll start with Slide 19, which gives an overview of how our loan portfolio has evolved over the past 10 years since the last financial crisis.

Since 2009, we have meaningfully reduced our real estate exposure and exited certain riskier portfolios. As BJ said, our loan portfolio is now commercially oriented with more than 40% of our loans with map to an investment-grade rating. And the portfolio is diversified by products, categories and geography. Note also on this slide our low CRE to total capital ratios versus peers.

During this time, we’ve built experienced teams across line and credit leadership with significant experience in underwriting. Within our commercial loan portfolio, specialty areas comprise about half of that. This specific industry knowledge by these teams allows us to have strong client selection and strong underwriting discipline and will provide expertise in navigating through this unprecedented economic crisis.

Now I’ll turn to Slide 20. This slide shows the detail of our commercial loan portfolio based on NAICs industry codes. Our loan balances are across several sectors in C&I. We’ve also broken out certain commercial real estate balances as well. The overall portfolio is diversified across property type and geography. We remain disciplined in requiring significant equity across property types and have sized new loan amounts in our CRE book using a minimum underwriting rate that was typically 200 basis points or more higher than the prevailing rates at the time of underwriting. This type of underwriting builds some conservatism into the portfolio at the initial origination. Across all our portfolios, we believe we’ve taken the right approach to risk and have been prudent in our credit discipline.

I’ll go over some of the specific portfolios in the next few slides. On Slide 21, first, let’s take a look at the healthcare portfolio. It’s diversified among physicians’ offices, medical centers, hospitals and residential facilities. This $1.6 billion of average balances includes the healthcare specialty area as well as other healthcare-related loans on our balance sheet. The energy portfolio is $735 million or about 2% of our total loan portfolio. About half the energy portfolio is comprised of reserve-based loans. With approximately 70% of reserve-based borrower revenues hedged through 2020 and with approximately 50% hedged through 2021. The remainder of the energy portfolio is diversified between midstream, compression, refineries, terminals, storage and other oil field services. Obviously, with the price volatility in the energy market, these are portfolios that we discuss on a very regular basis.

On Slide 22, I’ll go over the hospitality and restaurant portfolios. The hospitality portfolio is about $600 million, with roughly 3/4 of it related to hotels. In this hotel portfolio, more than 90% are flagged hotels and are predominantly business traveler-oriented with very few properties in resort destination categories. The average loan size for our hotel loans is about $14 million.

The restaurant portfolio is $1.3 billion of average balances and includes the $1 billion franchise finance specialty area. These borrowers are experienced business owners and have typically had access to multiple sources of capital and where about 70% of our borrowers have more than 20 locations. As we’ve talked about previously, about 2/3 of this portfolio is limited service, meaning fast food, representing well-known concepts. The full-service restaurants are mostly family style restaurants and have limited exposure to fine dining. I should note that the franchisors are working closely with their franchisees during this time in a number of ways: deferring, discounting or waiving marketing fees and royalty fees; lowering prices on supplies that are provided by the franchisor. So in addition to the government programs, we are seeing work across different segments trying to help businesses during this difficult time.

On Slide 23, I’ll talk about loans to mortgage companies, one of our specialty areas that we talk about every quarter. Period-end balances were $5.7 billion. As BJ noted earlier, over $1 billion of the growth came in the last 5 days of the quarter. The growth reflected elevated levels of typical month end increases, driven by -- largely by increased refinance activity. Loans to mortgage companies, our countercyclical business, since low rates tend to drive mortgage activity. The loans to mortgage companies include collaterals that are 90% government guaranteed, mitigating most of the credit risk. As BJ noted earlier, if these loans were directly on our balance sheet, they would require only a 50% risk weighting.

We have over 25 years of experience in this business and our balance sheet capacity, knowledge, stringent focus on operational controls and expertise have led to increased market share. With our commercially-oriented, diverse loan portfolio and our consistent balanced approach to risk, in addition to our reserve build associated with CECL adoption, and the increase associated with the unknown economic impact of COVID, we believe we are well-positioned to weather the current crisis.

I’ll turn it back to Bryan for the wrap-up.

D. Bryan Jordan

Chairman, President & CEO

Thank you, Susan. On 25 -- Slide 25, we’re excited about our merger of equals with IBERIABANK. We see it as truly transformative. We’ve made a great deal of progress planning the integration. The merger strengthens our presence in key markets, diversifies our loan portfolio, both geographically and in industry concentrations, and it gives us a unique opportunity to drive greater efficiency.

From the day we announced the merger, we have each been comfortable with the combined loan portfolios. And while the economy has changed due to the coronavirus pandemic, I believe, together, we are a stronger and better institution, positioned to drive attractive shareholder returns and strong earnings accretion. While these are clearly unusual times, I believe we are well-prepared to deal with the fallout of COVID-19. We have a strong capital and liquidity base, we’ve maintained consistently strong underwriting standards and have built a diversified portfolio that is focused on profitability, and our loan loss allowance is strong. We have good expense controls in place, and very importantly, we have solid underlying earnings power. We’re facing an economic environment that differs from many in the past, but we’re also seeing unprecedented government programs aimed at mitigating COVID-

19’s economic effects and hopefully leading to a quicker recovery. Our company stands ready to continue to assist our employees, our customers and communities in an effort to overcome COVID-19’s impact and revitalize the economy.

The health and safety of our employees remains of utmost importance. It’s almost unimaginable the amount of work that our folks did over the last several weeks to help the treasury and the SBA roll out the PPP and really serve our customers and communities, teams of people working around the clock. Grateful for all of the dedication and commitment that my colleagues have shown in dealing with these unprecedented times, many of them working remotely. So thank you for all that you are doing.

And with that, Nick, we’ll now take it -- we’ll turn it over to you and ask for questions.

Operator

[Operator Instructions] First question comes from Steven Alexopoulos of JPMorgan.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

So I wanted to start on reserves. If we look at the 2Q reserve build, it seems fairly aggressive in terms of reserve covering, 74% of DFAST losses, which is well above peers. Now we look at most banks. There [is] risk for another sizable reserve increase in 2Q, just given the outlook and the economy seems to have worsened since 3/31. How do you guys think about this for First Horizon? Do you think you’re at risk also? Or do you feel like that with the assumptions you’ve made, which seem more harsh than others, that you’ve gotten ahead of the curve?

William C. Losch
EVP & CFO

Steve, it’s BJ. So we, obviously, as I talked about, use the Moody’s economic scenarios, which were done very late in the quarter. And then even through April, we continue to monitor the economic assumptions. And so while we ran our models using weightings from the Moody’s scenarios, as I talked about earlier, we also overlaid qualitative reserves on top of those specifically stress sectors to make sure that we were trying to take into account as much as we knew at the end of the quarter to be able to build as healthy reserve and try to follow what is supposed to be the rule around CECL, which is truly estimating your lifetime losses as of a period-end date. And so with all those factors, we tried to be as we’ve tried to be over the last 10-plus years, very prudently conservative in terms of transparency and how we built those reserves.

And so as you talked about, we built it much more towards a severely adverse environment. Clearly, the unknown, going forward, is what does the economy ultimately do? How do borrowers actually behave? How do the stimulus programs and the unprecedented Fed programs, ultimately, soften the impact? But those are hopeful. And what we wanted to do is make sure that we were building as healthy a reserve as we possibly could right now. So next quarter, as we would in any given quarter, we’ll reevaluate our existing portfolio and the portfolio changes as well as any new economic factors over the next 90 days and reevaluate. But the bottom line is, we feel very good about the healthy reserves that we built this quarter.

D. Bryan Jordan

Chairman, President & CEO

Steve, this is Bryan. To add on to BJ’s comment. This is an environment that we sit around, and we, like the rest of the world, clearly have a lot of things. We don’t know what we don’t know. And maybe more than any other environment in my career, there are more known unknowns than we’ve seen at any point in time. And our view, really, if you go back to the 2007, ‘08 and ‘09 time frame, was to make sure that we provide as much transparency about what’s in our portfolios, and we try to be realistic. Not overly conservative, but realistic and conservative about what we think the lifetime losses are in the portfolio and lay that out for our investor base and our regulators as well.

At the end of the day, our risk profile is very, very different today than it was in 2008, ‘09 and ‘10, but we’ve taken the same approach, which is to be realistic to take what we do think the economic environment looks like, and as BJ said, use a Moody’s baseline and then those portfolios that we think will be adversely impacted, use more severe scenarios around them. But again, provide transparency and be realistic about how we think it plays out.

As BJ said, facts on the ground are going to change. We’re all going to know a lot more in 90 days than we know today. We’re going to know a lot more in 180 days, and we’ll make adjustments as necessary.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

That’s helpful. Maybe for Susan, can you give us a sense as to the loans, which you provided deferrals, modifications in the quarter? Maybe the overall balance and maybe some color on which segments?

Susan L. Springfield

EVP & Chief Credit Officer

Certainly. So if I look at the deferrals that we’ve provided, business purpose deferrals would be on about $3.3 billion worth of underlying loan balances. Of that, about $600 million would be what I consider small business. The 2 biggest portfolios, you would imagine, we had about $850 million in CRE or about 20% of the CRE book. And about -- or not quite 40% of the franchise finance and then the remainder was in just what I would call core C&I. So we are dedicated to working with these great customers who are experiencing this difficulty related to the pandemic and believe that this would -- could be a factor in addition to the government programs that can help get them beyond this point.

In addition to that, on the consumer side, we’ve had deferrals on traditional consumer of about $256 million of balances and mortgage about $230 million.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

Okay.

Susan L. Springfield

EVP & Chief Credit Officer

And I think it was mentioned earlier, about $100,000 in fee waivers.

D. Bryan Jordan

Chairman, President & CEO

About $100,000 in fee.

Steven A. Alexopoulos

JP Morgan Chase & Co, Research Division

Okay. And then finally for BJ, I know it’s almost impossible to forecast the margin here. But in terms of just the ability to absorb losses, can you talk about -- do you think you can grow net interest income in the coming quarter with all the pressure on NIM and some offsets on PPP?

William C. Losch
EVP & CFO

Yes. So we do have a slide, Slide 28, if you want to look at our net interest margin and net interest income trends in the appendix. But yes, I think in terms of NII, I think there’s going to be continued pressure as we expect LIBOR to continue to come down. It remains more elevated than I think any of us would have thought, given the rapid decline in Fed funds, but we expect that to continue to come down, though it hasn’t yet come down to where we think it will be. So that will continue to be a headwind.

Our teams have done an excellent job, both taking care of customers and growing deposits, while also remaining very disciplined around pricing, whether it’s base rates, earnings credit rates, promo rates, retention rates, et cetera. And as you can see, in the quarter, we brought deposit rates down quite significantly. And I would expect that to continue into the second quarter. So that will be helpful as well. I would expect that [of] those two, the net impact would probably be a net negative because LIBOR and our floating rate loans would come down more than what we could bring down [in] deposit costs. But as you said, the PPP program, particularly around the fees that we will generate from the $1.6 billion of fundings that we are making, will flow through the net interest income line and hopefully be able to offset any of the net negative in terms of the rate dynamics. So all of that to say is, I do think that we can hold our net interest income relatively steady with the addition of the PPP fees.

Operator

Next question from Ebrahim Poonawala of Bank of America.

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

I guess for Bryan, just following up to your comments relative to 2008, 2009. I think there’s not -- like you’ve provided a lot of details on the portfolio. Like at what point -- like what’s your level of comfort around the portfolio as someone who took the bank and ran -- came to the bank in ‘07, ran it through the crisis through the cleanup? When you look at the portfolio, do you see a realistic risk where losses exceed your severe loss estimates? Because I think the numbers, we can all look at, you should be able to earn it even if you have $600 million instead of $440 million that you reserved today. But just talk to us in terms of the portfolio around -- and just your confidence around like that number is probably the high watermark when you think about losses?

D. Bryan Jordan

Chairman, President & CEO

Yes. So as I think about the portfolios today versus 2007 and ‘08, I don’t think there’s any comparison at all. The risk profile in the portfolio is completely different. We didn’t have -- we don’t have the national businesses. We don’t have all of the residential construction. We don’t have all of the non-footprint home equity exposures. And we didn’t have a lot of -- we don’t have the correspondent portfolios that we had in 2007, ‘08, ‘09. Today, we have made a very conscious effort over a 10-year period to transform the way we underwrite, the way we document the collateral. And there was a slide, I don’t recall which one, but there’s a slide in there -- BJ show me, Page 19, that shows the risk ratings in the portfolio and sort of the evaluation. But I would suggest that I have a very high degree of confidence in our underwriting and our portfolio management. We have transformed it intentionally. Our mantra has been, we want a portfolio that we will be proud of in any cycle. And this would qualify in any cycle. And we believe that this portfolio will perform well. Clearly, our losses will go up as everybody’s will. But we think this portfolio will hold up and perform very, very well. And so I think there’s very little comparison to 2007, ‘08. And if the framework that people are applying, how do we do in 2007, ‘08 and how we’re going to perform today, it’s night and day. I think the portfolio performance will be vastly different and vastly better in this cycle.

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

Got it. And I guess, Susan, just following up on that. What percent like -- do you know what percentage of your restaurant finance customers were -- or total business customers were qualified for the PPP program?

Susan L. Springfield

EVP & Chief Credit Officer

You asked about franchise finance customers currently applying?

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

Yes, how many qualify for PPP, yes?

Susan L. Springfield

EVP & Chief Credit Officer

Yes. We’ve -- over 50% of our franchise finance customers have applied for PPP.

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

Got it. Got it. And in terms of the mortgage warehouse, like 90% of the collateral is government GSE backed mortgages, is there any risk in terms of the warehouse where a mortgage company runs into trouble? Like do you see any meaningful credit risk there or not?

Susan L. Springfield

EVP & Chief Credit Officer

I really don’t. We’ve got -- that 90% is government backed, another 5% or 6% is Jumbo and really conforms in every other rate except for the loan size and a small amount of non-QM.

D. Bryan Jordan

Chairman, President & CEO

In our experience, Ebrahim, with those portfolios, even when we’ve had to manage out of a position, the collateral is liquid. It is -- we liquidate it and we get out of the position. And so we see it as more of an operational risk portfolio than a credit risk portfolio as Susan just reiterated, as you pointed out, it’s a highly liquid, almost essentially a conforming GSE eligible portfolio. So we see it as very little credit risk, and it’s really most important that we stay focused on what we’ve always been focused on, [which] is that we have good title to good collateral.

Susan L. Springfield

EVP & Chief Credit Officer

The other thing, Ebrahim, is that these mortgage warehouse customers were highly profitable through 2019 and year-to-date 2020. And so their ability, should you have a mortgage or 2 that can’t go into the permanent market, their ability to pull it back, amortize it, take it back from us is -- their ability to do that has been increased because of the profitability that they’ve had in ‘19 and year-to-date 2020.

Ebrahim Huseini Poonawala

BofA Merrill Lynch, Research Division

Got it. And if I can sneak in 1 last for BJ. Just when I look at your amended S-4 from March 9, stocks come down, just help us think through around how the pro forma capital ratio, tangible book looks coming out of the IBERIA deal. If you could provide some color, that would be helpful.

William C. Losch
EVP & CFO

Yes. So clearly, with the significant moves in the stock price, there’s been some talk around, do you have goodwill? Or do you have a bargain purchase gain? And those types of things. And really, when it comes down to, it’s -- none of that really fundamentally changes the tangible common equity that you’ll get from the transaction. So the tangible common equity will be the same. What’s going to change as we get closer to close is clearly the fair value marks that we’re going to be looking at on the portfolio from a credit perspective or an interest rate or liquidity mark perspective as well as the mix of PCD, purchase credit deteriorated, versus non-PCD loans and that mix and how we’ll have to account for those.

So we’re clearly going through all of that work right now. And as Bryan talked about, we anticipate closing the transaction towards the end of the second quarter, and we’ll be doing our calculations on fair value marks as of that date.

Operator

Next question is from Brady Gailey of KBW.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

When you look at some of the categories in your loan book that would be deemed higher risk, like energy, hotel, restaurant, healthcare, I mean, none of these exposures are big for First Horizon, which is good. But when you look at the riskier exposures, which categories are you most concerned about actually losing money as this current economic status continues?

Susan L. Springfield

EVP & Chief Credit Officer

Brady, clearly, we stressed several portfolios that were heavily [at risk], as we’ve previously discussed. And the immediate impact to hospitality and restaurants was significant. And then within the healthcare sector, since all non-elective procedures and visits and -- or could I say, that’s where we’ve seen the most request for assistance, either in deferrals or liquidity line. What we don’t know, as we’ve talked about previously, is that the stimulus that’s out there and the additional stimulus that is planned to be out there with another round of PPP, the Main Street lending program to specific programs for healthcare, hospitals, it could end up being better than it looks right now because we’re not seeing an economic environment with this much stimulus.

So even while we believe those portfolios are probably more at risk based on what’s going on today, which is why we did stress some of those portfolios a little bit more heavily. Really, it binds that in the next 90 to 180 days, I think all of us will see what is the impact.

And then the other thing that I’ve been thinking about as we think about managing this portfolio, not just the -- what happened during the shutdown is what patterns of behavior change and how does that drive different things? So I think we will all have to kind of go through this together and see how we emerge from the COVID pandemic.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

All right. That’s helpful. And then First Horizon has been great, operating leverage and lowering its expense base and getting the efficiency ratio down. I mean, when you look at the company now, especially with what’s going on with higher provision costs and the net interest margin coming in, is there opportunity to go back and look at the expense side even more to harvest some more savings at this point?

D. Bryan Jordan

Chairman, President & CEO

Brady, this is Bryan. We -- I appreciate the confidence in our ability to manage it. I think our team has done a very good job. And we saw -- it gets masked a little bit by FTN Financial, and we had in our expense base $10 million roughly for increase in our reserve for unfunded commitments. If you take those things out, we showed good credit -- good expense leverage in the first quarter from fourth quarter and from a year ago. We will have a fair amount of work to do, and we think that there are opportunities to control some costs in the categories of known unknown it’s not clear today of what our work footprint looks like today. We have about 50% or more of our people who are working remotely, how do we have to space people out and some of those things. But we do think that there is operating leverage that we can get in the foreseeable future. The other thing that I pointed out when I commented about IBERIA Bank, when we do that merger of equals, we still feel very strongly that we can get at least $170 million of cost savings out of that combination. And those are costs that neither one of us could get at if we weren’t doing that merger. So in essence, we have a cost tailwind by completing that merger that also allows us to restructure our entire combined cost base. And -- so I think there is opportunity for leverage on the cost structure, but there’s some things about the operating environment that we’ll need another 90 days or so to figure out how it impacts us.

Brady Matthew Gailey

Keefe, Bruyette, & Woods, Inc., Research Division

Right. And then lastly for me, BJ, when you’re talking about mortgage warehouse coming down $1.5 billion to $2 billion, you’re talking about end-of-period balances, correct?

William C. Losch
EVP & CFO

Correct. Yes, yes. So you saw, I think, on 1 of our slides, Brady, that literally, in the last 5 days of the quarter, we saw loans to mortgage companies go up by about $1.2 billion or $1.3 billion. So a huge, huge spike, and we actually show you the day-by-day chart from 12/31 to 3/31 of what loans and mortgage companies did. So if you go back 5 weeks before the end of the quarter, it was almost $2 billion change over 5 weeks. So significant, significant run-up. We expect that to come back down in that $1.5 billion to $2 billion range from the period end, simply because, on the purchase side, we’ve seen a significant backup in reduction in applications, that you might expect because of the COVID pandemic and people just being very hesitant on new purchases.

And then even with refi, there’s still activity out there, but a lot of it is just finishing what was already in process. And if you think about having to do a refi, there are appraisers that have to go into houses, there are title companies and closing attorneys that actually have to be able to finalize the paperwork. And with the stay-at-home orders and those types of things, it’s made it much harder to actually get those things done. So again, the combination of those 2, we believe, caused the spike at the end of the quarter, but correspondingly, we think, will cause a reduction of a somewhat equal amount by the end of the second quarter.

D. Bryan Jordan

Chairman, President & CEO

Brady, this is Bryan. To add to BJ, estimates vary, but it was something like 20% or so of the mortgage universe to benefit from these low rates in a refi environment. And as BJ said, a lot of that started in the March time frame, and we’ll see the pull through. There are some structural issues that BJ mentioned to further refi. I think purchase volume, which is a little less than half a day, continues to decline. And quite -- depending on your outlook on the economy, unemployment rates are going to have an impact on ability to refi. So we think that there’s natural downward pressure on that.

We talk about that portfolio and its impact on the capital ratios. And as that portfolio shrinks, those capital ratios go up. One of the reasons that I don’t worry, in addition to the strength of the credit portfolio, about the -- or CET1 ratio at a given point in time is, if the economy gets bad and that capital is more of an important factor, that mortgage warehouse business is going to be probably $1 billion or $2 billion portfolio. It’s going to come down because the economy is bad. Those capital ratios go up in the neighborhood of 100 basis points if that happens. So that portfolio, it will ebb and flow based on the economic environment and the impact of rates. We like that business. It is a business that has, as Susan said, very strong customer base, and it has been very attractive to us from a financial perspective. So we’re not worried about what that portfolio does. BJ is sort of pointing out that it has got a natural tendency down over the next couple of months. So as you’re modeling, don’t forecast that it’s at almost $6 billion in outstandings.

Operator

Next question comes from Michael Rose of Raymond James.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

So it looks like if I take those 4 categories that you outlined as kind of higher risk, it’s about 15% of loans ex-warehouse. Do you have a sense for what that looks like with IBERIA included? Like I know the energy portfolio is about 5.5%, and you guys are about 3.5% pro forma. But do you have a sense for: a, what those -- what that would look like on a complexion basis? And then, b, would you look to maybe deemphasize some of those portfolios or take a bigger mark potentially on those portfolios once you consummate the deal?

Susan L. Springfield

EVP & Chief Credit Officer

Yes. So I’ll speak to a couple of the portfolios. As you mentioned, your energy comment was correct on a combined basis. On the commercial real estate, just talking about commercial real estate overall, they do have a larger commercial real estate book as a percent of their portfolio than we do. So that will go up. But I do want to reiterate, we did significant due diligence on each other during the process before the merger was announced. And while the energy portfolio will go up somewhat, the CRE portfolio will go up a little bit more. We do feel very good about the disciplined underwriting and client selection that both banks have employed. And so I feel like we’ll be able to managed through that.

I do think there probably is an expectation that, over time, as we are a bigger bank as an MOE, that we would look for ways to continue to diversify the portfolio. And clearly, those could be areas where, over time, we would want to deemphasize the growth there. It doesn’t -- we want to remain open for good customers once we get beyond this pandemic. But at the same time, that’s another benefit of being a bigger organization is the ability to continue to diversify. So that’s really how we’re thinking about that. But again, pre-pandemic, looking at the portfolios, very similar approach, very disciplined approach to initial underwriting, servicing and client selection.

Michael Edward Rose

Raymond James & Associates, Inc., Research Division

Okay. That’s helpful. Maybe just 1 follow-up for me. If I look at the PPP program, just 1 or 2 questions there. I think if I combine both you and what IBERIA announced last week, it’s about $3.5 billion. How long would you expect those loans to stick around? And then when you do combine the company, do you expect to hold those loans as held for sale or held for investment? Because the way I understand it is if you hold it in held for investment, it will impact the margin. But if you hold it as held for sale, the fees will go through noninterest income.

William C. Losch
EVP & CFO

Yes. On that last question. I don’t think we’ve fully decided yet which one we’re going to do, HFI or HFF. So we’re still working through that. I think the terms are 2 years, but forgivable portion or the [term] is much shorter. So we would expect them to largely just stay on the balance sheet, maybe through the balance of this year, running down towards the end of the year.

D. Bryan Jordan

Chairman, President & CEO

It’s got a 0 risk weighting too, Michael. And I think we’ll also step back and look at the liquidity facility that the Fed has provided because that looks like an attractive way to fund these. There’s 0 risk weighting, but as you point out, they’re very low spread with a 1% coupon rate. And so we’ve been running, as I said in my transition to questions, we’ve been running really, really hard to get these loans underwritten, booked and funded. And so now we’ll catch our breath, and we’ll figure out how we finance them on the balance sheet. But we don’t think it’s a problem either way, either on the balance sheet or using the Fed facilities, and we’ll -- so we’ll work through that over the next 30 days or so.

William C. Losch
EVP & CFO

Yes. And forgive me for stating the obvious. But what I’m obviously talking about as what we just funded, if the government does re-up the program and comes on new, we’ll have it going on further. But again, the way I understand it is the fees as well as the spread are included in the margin. So we’ll -- once we figure out exactly how that’s going to flow through and when you recognize the fees, we’ll certainly be transparent and disclose all of that.

Operator

Our next question comes from Tyler Stafford of Stephens.

Tyler Stafford

Stephens Inc., Research Division

I apologize. I hopped on really late. So I’m sorry if you’ve already covered this, but I just had a question around the fixed income business this quarter. It looks like the revenues out of that segment were up around $14.5 million, but the expenses were up around $19 million. I know there’s a footnote that said that the fees were impacted by trading losses given the extreme market volatility. So can you just, I guess, help parse out for us what is going on, I guess, behind the curtain that drove the negative operating leverage this quarter? And why that should move differently next quarter?

William C. Losch
EVP & CFO

Tyler, it’s BJ. Yes. So what we clearly saw in the quarter was the rapid change in increase in volatility, which led to our higher market risk assets because of higher value at risk. So Mike Kisber and the team in fixed income did an excellent job working through our inventory and managing our exposures and marks over the last 5 weeks of the quarter. But as they were repositioning the inventory and having to take those marks, those trading losses, day-to-day, were coming through the revenue side, but the actual activity of the sales force was fully commissionable, if that makes sense. So though our ADR was net about $1.3 million in the quarter, if you take out the trading losses, the gross ADR was more in the $1.7 million range. But netting out those trading losses, it reduced the ADR so your revenues looked lower with the higher commissionable variable comp on the other side. As they’ve worked through that inventory by the end of the quarter, it’s very much better positioned, such that, going forward, we believe we’re going to have much lower net trading losses and the gross ADR and the net ADR will be much more aligned. And you’ll see the normal pattern start to reemerge between our incremental revenue growth and any incremental variable comp growth.

D. Bryan Jordan

Chairman, President & CEO

This is Bryan. We refer to them as negative split. You’ve heard us say in the past, we’re in the moving business, we’re not in the storage business. We moved these portfolios through the balance sheet. And the significant dislocation that happened -- easy for me to say, particularly in the municipal bond marketplace, some of the corporate marketplace and the volatility that sort of erupted in the late March time frame was largely stabilized by the efforts of the Fed that I mentioned earlier, to bring liquidity and stability to the marketplace. So we think the majority of that is sort of work through the systems. And there were days in there with high volatility where we did a day, I think it was about $5 million in average daily revenue that netted down to about $3 million with the negative split. So there was a lot of activity, and we think that the stability in the marketplace has largely put that behind us, and we think it ought to move to more normalized levels depending on how things play out with more normalized levels in the second quarter. But the second quarter is off to a decent start.

Tyler Stafford

Stephens Inc., Research Division

Okay. So I guess if some of these more extreme market volatility issues and trading losses have been cured at this point. I mean, do you expect -- I guess, going back to Bryan, your last comment there, 2Q to be more towards that gross $1.7 million, the net $1.3 million or somewhere in between? Or what’s your kind of near-term expectation and what you’re seeing?

D. Bryan Jordan

Chairman, President & CEO

You’ll have to forgive me, on the 21st day of April, I’m not going to take the bait on that. Average daily revenues have been good. There’s a couple of things that could impact the business that I think we will keep our eye on. One is, financial institutions, broadly speaking, are funding PPP loans and a number of our customers, until they can put loans into the Fed facility, that will constrain liquidity. So that could have some impact on the bond business. And I think our total return business continues to look good. We’re optimistic about the outlook for the quarter. And as we started off, if 21 days or so is a trend, we’re starting off in the same area we ended the first quarter in. So we feel good about the outlook, but it’s way too early in the quarter. And as I said, there’s too many unknowns about the economy to know how this is going to play out over a 90-day period.

Tyler Stafford

Stephens Inc., Research Division

Sure. That’s totally fair. And then just 1 more for me on the mortgage warehouse business. How much of the mortgage clients or balances are to mortgage originators versus mortgage servicers?

Susan L. Springfield

EVP & Chief Credit Officer

It’s almost exclusively mortgage originators. We have very, very little mortgage services.

D. Bryan Jordan

Chairman, President & CEO

There’s some of our customers that will service, but we do -- we don’t really finance in that space. Our lending is against the originations.

Operator

Next question comes from Garrett Holland of Baird.

Garrett Anthony Holland

Robert W. Baird & Co. Incorporated, Research Division

Appreciate all the detail, but could you help us understand the sensitivity in the reserve level and the potential reserve build. If you weighted the CECL forecast more towards your downside economic assumptions versus the baseline employee for the current reserve level at [ 1.3 ]

William C. Losch
EVP & CFO

Yes. So let’s see, to try to give you a sense of the magnitude. I think the pure downside model would probably be -- I am doing this off top of my head, about 70% more than what the baseline would be, 60% to 70% more. So I think we took that into account in terms of: a, our weightings of the baseline upside and downside as well as what we talked about particularly around the sectors where we thought they were most vulnerable to that downside and might not have as much support from the various stimulus programs or the Fed facilities that others might have. So we took all that into account using quantitative modeling, multiple discussions on qualitative modeling and overlays and feel comfortable about how we’ve looked at the aggregate reserve to this point.

Garrett Anthony Holland

Robert W. Baird & Co. Incorporated, Research Division

And then just a follow-up on IBERIA. Obviously, a lot has changed on the macro front since you announced the deal and heard the reiteration of the cost savings projections. Do you still feel good about the time frame for realizing those benefits and maybe some of the pro forma profitability metrics?

D. Bryan Jordan

Chairman, President & CEO

Yes. This is Bryan. So if I take it in reverse order, can you tell me what the economy is going to be at the end of 2021, and I can tell you better about the pro forma profitability metric. But I think, over time, yes, I feel very good about our ability to get to the pro forma profitability metrics. I think by 2021, we have forecasted about 75% of the cost saves in 2021 and being at the run rate by the end of 2021. I still feel good about that and our ability to achieve that. It will be interesting to see how the first year plays out. We may be a little shy in year 1 simply because of all of the needs to support PPP and the market that we’re in. But we think, by the time we get to the end of the year, even then, we will be at our 25% cost reduction level in 2020.

So we still feel good about it. We still feel good about our ability to hit the pro forma profitability numbers. We’re not sure that 2021 will be -- or 2022 will be back to 100% economy. But given that, it is, we feel good about our pro formas.

Garrett Anthony Holland

Robert W. Baird & Co. Incorporated, Research Division

That’s helpful. And then just wanted to ask a quick one about the dividend payout here. Obviously, capital levels are solid, but wanted to confirm how you’re thinking about that claim on capital?

D. Bryan Jordan

Chairman, President & CEO

Yes, sure. So we think that returning capital to our shareholders is important. And BJ pointed out in the several slides in the deck and in the appendix on our stress testing. And our stress testing through the most severe adverse scenarios, we assume that we continue with the dividend at current levels. And that’s our working assumption that we continue to manage the dividend at current levels, and we believe that capital adequacy is sufficient and pretax, pre-provision earnings, even net of provisions, will be adequate to clearly support the return of capital to our shareholders.

Operator

[Operator Instructions] Our next question comes from Jennifer Demba of SunTrust.

Jennifer Haskew Demba

SunTrust Robinson Humphrey, Inc., Research Division

Bryan, what do you think the long-term implications of the pandemic shutdown are going to be on First Horizon? Whether it be less need for office space or other implications?

D. Bryan Jordan

Chairman, President & CEO

Yes. We’ve spent a good bit of time talking about that. And we think there are a number of things, operationally, office space, and in the short run, how you clean office spaces and things of that nature, how you protect customers that come in your financial centers. It’s interesting. I’m doing this off the top of my head. All of our financial centers are open. Most of the activity is happening in a drive-thru facility. Our transactions are down, but we’re doing all of it through drive through facilities. And in some ways, you almost have to smile because we’re using old technology to serve customers, a drive up facility. Clearly, customers are using call centers, are using online technology. I do think that we’ll have to figure out how we cope with social distancing probably for -- if you believe the epidemiologist for a year or 2, maybe longer. I think people have gotten much more comfortable, and we’re much more comfortable in our ability to work remotely. We’ve done the vast majority of the PPP work on a remote basis. So I think where more people working remotely, we will probably need less office space in centralized facility. Within those spaces, we will probably spread people out more. I think customers, over time, will do less business in financial centers because they’ve gotten closer to technology and using the tools that are available to them. So I think it is an opportunity to really rethink how we do business.

And that’s one of the things that as we plan for the integration of the merger of equals with IBERIABANK is as we think about how does this change our business long term? And as we make our systems and process decisions, let’s think about what this educates us about customers and customer preference and the likelihood of doing business. So I think more remote banking, spread out more, more social distancing and using more technology to serve customers in unique and different ways.

Operator

This concludes our question-and-answer session. Now I’d like to turn the conference back over to CEO, Mr. Bryan Jordan for any closing remarks. Please go ahead.

D. Bryan Jordan

Chairman, President & CEO

Thank you, Nick. Thank you all for taking time to join us this morning. Please let us know if you have any further questions or need any additional information. Most importantly, this environment stays safe and stay healthy. Thank you, again. Have a great day.

Operator

Conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to First Horizon National Corporation’s (“First Horizon”) and IBERIABANK Corporation’s (“IBKC”) beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “should,” “is likely,” “will,” “going forward” and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and IBKC, and many of which, with respect to future business decisions and actions, are subject to change and which could cause actual results to differ materially from those contemplated or implied by forward-looking statements or historical performance. Examples of uncertainties and contingencies include factors previously disclosed in First Horizon’s and IBKC’s respective reports filed with the U.S. Securities and

Exchange Commission (the “SEC”), as well as the following factors, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between First Horizon and IBKC; the outcome of any legal proceedings that may be instituted against First Horizon or IBKC; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and IBKC do business; certain restrictions during the pendency of the merger that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon and IBKC success in executing their respective business plans and strategies and managing the risks involved in the foregoing; the dilution caused by First Horizon’s issuance of additional shares of its capital stock in connection with the proposed transaction; and other factors that may affect future results of First Horizon and IBKC.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC and available in the “Investor Relations” section of First Horizon’s website, http://www.FirstHorizon.com, under the heading “SEC Filings” and in other documents First Horizon files with the SEC, including its Registration Statement on Form S-4 (File No. 333-235757), dated December 31, 2019, as amended by Amendment No. 1 to Form S-4, dated February 10, 2020, Amendment No. 2 to Form S-4, dated March 9, 2020, Amendment No. 3 to Form S-4, dated March 17, 2020 and filings related to that Registration Statement, First Horizon’s definitive proxy statement, dated March 16, 2020, and in IBKC’s Annual Report on Form 10-K for the year ended December 31, 2019, as amended by Amendment No. 1 to Form 10-K, dated March 17, 2020, filed with the SEC and available in the “Investor Relations” section of IBKC’s website, www.IBERIABANK.com, under the heading “Financials & Filings” and in other documents IBKC files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon filed with the SEC a Registration Statement on Form S-4 (File No. 333- 235757) to register the shares of First Horizon’s capital stock to be issued in connection with the proposed transaction. The registration statement includes a joint proxy statement/prospectus of First Horizon and IBKC. The Registration Statement was declared effective by the SEC on March 19, 2020 and the definitive joint proxy statement/prospectus was mailed to First Horizon’s shareholders of record as of the close of business on February 24, 2020. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS AND SHAREHOLDERS OF FIRST HORIZON AND IBKC ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4,THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT FIRST HORIZON, IBKC AND THE PROPOSED TRANSACTION.

Investors and shareholders will be able to obtain a free copy of the registration statement, the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about First Horizon and IBKC, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, the joint proxy statement/prospectus, and the filings with the SEC that have been incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A. Billings Jr., First Horizon, 165 Madison Avenue, Memphis, TN 38103, telephone (901) 523-5679, or Jefferson G. Parker, IBERIABANK, 200 West Congress Street, Lafayette, LA 70501, telephone (504) 310-7314.

Participants in this Transaction

First Horizon, IBKC and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Information regarding First Horizon’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 16, 2020, its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on February 28, 2020, and certain of its Current Reports on Form 8-K. Information regarding IBKC’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year 2019 which was filed with the SEC on March 2, 2020 and amended by Amendment No. 1 to Form 10-K which was filed with the SEC on March 17, 2020, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC. Free copies of these documents, when available, may be obtained as described in the preceding paragraph.